Exhibit 99.2

RRsat Global Communications Network Ltd.
______________

Notice of Annual General Meeting of Shareholders

December 23, 2013

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on December 23, 2013 at 4:00 p.m. (Israel time), at RRsat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel (the telephone number at that address is +972-3-928-0808).

The following matters are on the agenda for the meeting:

(1)	to amend our Articles of Association;

(2)	subject to the adoption of proposal No. 1, to elect nine directors to our board of directors;

(3)	to approve an annual bonus to our Vice President – Global Operations;

(4)	as required by Israeli law, to adopt our executive and director compensation policies; and

(5)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2013 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2012 consolidated financial statements.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on November 18, 2013.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 18, 2013, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 4 and 5.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 1.  In addition, a special majority vote will be required for approval of proposals Nos. 3 and 4.  In order to approve proposals No. 3, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares, and in order to approve proposal No. 4, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the relevant proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-8-861-0000) until the date of the meeting.

By Order of the Board of Directors, DR. SHLOMO SHAMIR Chairman of the Board of Directors

Dated: November 12, 2013